2001 Bryan Street, Suite 3900	Attorneys and Counselors	(214) 922-4120
Dallas, Texas 75201		Fax (214) 922-4170
(214) 953-0053		bhallett@hallettperrin.com
(214) 922-4142 Fax
www.hallettperrin.com

January 25, 2011

Mark C. Shannon

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:                             HKN, Inc.

Registration Statement on Form S-3

File No. 333-170218

Filed October 29, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

File No. 1-10262

Filed February 19, 2010, as amended April 14, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

File No. 1-10262

Filed November 4, 2010

Response letter dated January 7, 2011

Dear Mr. Shannon:

This is in response to your comment letter of January 25, 2011 to Anna Williams, Senior Vice President and Chief Financial Officer of HKN, Inc. (the “Company”) with respect to the above-referenced filings.  On behalf of the Company, we have set forth below the comments in your letter of January 25, 2011 in italics with the Company’s responses to each.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.              We note your response to prior comment one.  Please note we continue to believe an amendment to your Form 10-K for the fiscal year ended December 31, 2009 is appropriate at this time.

RESPONSE:  The Staff’s comment is noted.  The Company will file a Form 10-K/A upon confirmation that all comments affecting the Form 10-K for the year ended December 31, 2009 are resolved.

Business, page 4

Reserve Information, page 7

2.              Your response to prior comment two from our letter dated November 23, 2010 explains that “proved developed reserves disclosed were understated for the year ended December 31, 2008, although total proved reserves were correct…”  We note that the proved developed reserves disclosed in your Form 10-K for the fiscal year ended December 31, 2009 are the same amount as disclosed in your Form 10-K for year ended December 31, 2008.  Please tell us how the incorrect volumes were disclosed in both reports.  Please also provide us a summary reserve report from your independent engineering firms for the year ended December 31, 2008.

RESPONSE:  The Staff’s comment is noted.  The Company has provided to you in this letter as Exhibit A the December 31, 2008 reserve engineering firms’ summary reserve reports as well as a schedule which details the calculation used for the year-end 2008 proved developed reserve disclosures which incorrectly excluded proved behind pipe and proved non-producing reserves from the proved developed category.  This was an unintentional error in the disclosure of the 2008 proved developed reserve volumes in the Form 10-K for the year ended December 31, 2008 which was carried forward into the Form 10-K for the year ended December 31, 2009.  Total 2008 proved reserve volumes were correct and remain unchanged.  The correction of the 2008 proved developed reserve disclosure has been included in the Company’s upcoming Form 10-K/A for the year ended December 31, 2009.  The proved behind pipe and proved non-producing reserve volumes for the years ended 2007 and 2009 were correctly disclosed as proved developed.

Critical Accounting Estimates and Assumptions, page 28

Income Taxes, page 30

3.              Your response to prior comment four indicates you believe the accounting estimates and assumptions you used related to your unrecognized tax positions are not likely to change significantly.  Please explain to us in further detail the basis for your conclusion that the estimates and assumptions related to your unrecognized tax positions are not reasonably likely to change as contemplated in SEC Release 33-8350.  In this regard, we note your disclosure that it is inherently difficult and subjective to estimate such amounts, and changes in the probabilities assigned to the various outcomes described in your response letter dated December 8, 2010 appear to be reasonably likely in light of the fact you have not received further correspondence from the IRS.  Your response should also specifically address why you believe additional disclosure analyzing the quantitative impact of change in your assumptions or estimates is not required based on the foregoing.

RESPONSE:  The Staff’s comment is noted.  Under SEC Release 33-8350 and in regards to the basis for the Company’s conclusion, the Company possesses no new information regarding possible outcomes on its pending review with the IRS.  Also, the Company does not believe that any events have occurred which would change either the potential settlement amounts or the probabilities assigned to such estimated settlement amounts.  Specifically, the IRS Appeals Office has not sent any written correspondence to the Company nor had any verbal communications with the Company that would lead it to change any previously-estimated amounts or probabilities assigned to such estimates used at December 31, 2009.

The Company proposes to include the following supplemental language to the disclosures on income taxes in Item 7 under Critical Accounting Estimates and Assumptions in its upcoming Form 10-K/A for the year ended December 31, 2009 in order to provide additional quantitative disclosures regarding its income tax contingency:

During 2008, the Company received a proposed adjustment to our federal tax liability for the calendar year 2005.  The Company filed a formal protest with the IRS Appeals Office during 2008, and the IRS Appeals Office continues to review the matter.  Utilizing the process outlined above, the Company has recorded an income tax contingency for this item, including interest and penalties, of $225 thousand.  Although the Company intends to vigorously defend the proposed adjustment and strongly believes that it has meritorious defenses, if the IRS Appeals Office were to deny all of the Company’s protests and the Company’s assumptions and estimates associated with this income tax contingency are inaccurate, the Company could be liable for approximately $5.7 million in additional tax, penalties and interest.

Form 10-Q for Quarterly Period Ended September 30, 2010

Note 2.  Investment in BriteWater International, LLC, page 10

Valuation of Investment in BWI, page 11

4.              We note your response to prior comment six.  It remains unclear to us how your accounting treatment for your investment in BWI is consistent with ASC Topic 805.  Please provide us with a full accounting analysis of this transaction that refers in detail to authoritative accounting literature.  As part of your full analysis of the transaction, please address but do not limit your response to the following:

•                  Clarify for us what you believe to be the specific consideration transferred for the initial acquisition, as defined in ASC 805-30-30-7.  In this regard, please clarify why you appear to have considered the 725,000 restricted shares issuable upon exercise of the put and call options when determining the initial consideration transferred;

•                  Explain the accounting literature on which you relied to initially account for the put and call options;

•                  Tell us how you determined there was a 100% likelihood of exercise by HKN or BWI when the terms of the put and call appear to differ from one another such that there could be scenarios where neither option becomes exercisable; and

•                  Tell us how you considered ASC 810-10-45-23 when you acquired the additional 30.5% interest in BWI.

RESPONSE:  The Staff’s comment is noted, and responses to each point are provided below:

•                  As defined in ASC 805-30-30-7, consideration transferred should include the following:  Cash, Other Assets, Business or Subsidiary of the Acquirer, Contingent Consideration, Common or Preferred Equity Instruments, Options, Warrants, and Member Interests of Mutual Entities.  In accordance with this guidance, the Company considered the consideration transferred for the initial BWI investment to consist of the one million shares of HKN restricted common stock as well as the issuance of the put/call option (under which 725,000 shares of HKN restricted common stock would ultimately be issued).

The Company included the 725,000 shares issuable under the put/call option as part of the value of the consideration transferred in the initial investment because, as further explained by the detailed accounting analysis provided in Exhibit B, the put/call option did not meet the definition of a derivative instrument or a liability under ASC 815 and ASC480, respectively.  In addition, and as discussed further under bullet point three, in accordance with the business intent of the purchase agreement and the agreed-upon terms of the put/call options, the issuance of the 725,000 HKN restricted common shares was inevitable.

At the conclusion of the negotiation between HKN and the BWI unitholders, the economic reality and intent among all parties was for HKN to acquire a 50% interest in BWI for total consideration of 1,725,000 shares of HKN restricted common stock.  Rather than issuing all of the 1,725,000 HKN restricted common shares immediately upon the execution of the purchase agreement, the put/call option allowed HKN to have sufficient time to influence the operations of BWI while only absorbing 19.5% of BWI’s ongoing losses as it restructured operations and marketed the OHSOL technology to obtain an operational contract.  If HKN were to succeed in obtaining an OHSOL contract and/or begin generating positive operating margins at BWI, HKN could exercise the call option and absorb an additional 30.5% (for a total of 50%) of ongoing BWI profits sooner rather than later.  If HKN, as Managing Member of BWI, was unable to obtain a contract and losses at BWI continued, the prior BWI unitholders would have to absorb the majority of the losses for an additional four quarterly periods after the initial investment until they could exercise their put option.  In either scenario, HKN ultimately obtains a 50% ownership in BWI for the issuance of 1,725,000 HKN restricted common shares.

•                  Please see the memo provided in Exhibit B for a detailed analysis of the accounting literature relied on for the put/call option accounting treatment.

•                  The Company concluded there was a 100% likelihood that the put/call option would be exercised based on the terms and conditions of the put/call option, as negotiated and agreed to by both HKN and the unitholders of BWI prior to the close of the initial investment.  The business intent of the transaction was for HKN to acquire a 50% investment in BWI based on either the success or failure of BWI.  As HKN was designated as BWI’s Managing Member, HKN also had the ability to significantly influence the factors leading to BWI’s success or failure.  The put/call option conditions are as follows:

Exercise of call option:

(i)                                     Execution by BWI of a material contract for services associated with OHSOL process (or other BWI patented technologies);

(ii)                                  BWI achieves positive net income during any two consecutive quarterly periods;

(iii)                               BWI achieves positive Operating Margin (defined as total revenues less operating expenses less general and administrative expenses) during any two consecutive quarterly periods;

(iv)                              If at any time BWI receives a “qualified offer” to sell all or substantially all of BWI’s assets or to merge with and into another entity and BWI declines to accept such offer so that the transaction contemplated by the qualified offer does not occur.

(v)                                 A “Change of Control” has occurred at BWI or Quadrant;

(vi)                              The average closing price of HKN Common Stock for any consecutive 30 trading day period is above $3.50 per share;

(vii)                           BWI consummates any offering of its equity securities, or any securities convertible or exercisable into its equity securities, that would dilute HKN’s ownership by more than 10%; or

(viii)                        BWI consummates a firm commitment underwritten public offering of BWI Units under the 1933 Act which results in aggregate net cash proceeds to BWI of at least $10.0 million.

Exercise of put option:

(i)                                     BWI incurs net losses for any four consecutive quarterly periods;

(ii)                                  A “Change of Control” has occurred at HKN; or

(iii)                               The average closing price of HKN Common Stock for any consecutive 30 trading day period is below $1.50 per share or above $4.00 per share;

Due to the fact that BWI had no revenue stream and was incurring basic operating costs when acquired by HKN and thus would continue to incur such losses for the next four quarterly periods (which would trigger the exercise of the put option) unless an OHSOL technology contract was signed (which would trigger the exercise of the call option), there was a 100% likelihood that the put/call option would be exercised.  It should again be noted that these conditions were specifically written and agreed upon so that the put/call option would become exercisable within one year of the date of initial investment.

•                  Regarding the Company’s accounting for the exercise of the put option, ASC 810-10-45-23 states:

“changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners).  Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.”

Accordingly, the Company accounted for its change in ownership interest in BWI during the quarterly period ended September 30, 2010, as an equity transaction, and no gain or loss was recognized in its consolidated net income or comprehensive income.  The Company reduced its carrying amount of the noncontrolling interest by the percentage change in such noncontrolling interest and recorded the difference to HKN stockholders’ paid in capital.

Very truly yours,

		By:	/s/ Bruce H. Hallett

Bruce H. Hallett
Cc:	Ms. Anna Williams
Mr. Mikel Faulkner
Ms. Sarah Gasch

Exhibit A

HKN, Inc.

2008 Reserve Disclosure Correction

	Oil, mbbl	Gas, Mcf
Reserve data from CREST Engineering:
Proved Producing	838.52	—
Proved Behind Pipe	137.57	—
Proved Non-Producing	211.70	—
Proved Undeveloped	31.08	471.88
Total Proved	1,218.87	471.88

Reserve data from Collarini :

Proved Producing	86.70	1,012.50
Proved Behind Pipe	142.50	2,720.40
Proved Non-Producing	—	—
Proved Undeveloped	10.80	9.90
Total Proved	240.00	3,742.80

Consolidated:
Proved Producing	925.22	1,012.50
Proved Behind Pipe	280.07	2,720.40
Proved Non-Producing	211.70	—
Proved Undeveloped	41.88	481.78
Total Proved	1,458.87	4,214.68

Proved Developed Reserves as reported in 12/31/08 and 12/31/09 10-K:
Proved Producing	925.22	1,012.50

Proved Developed Reserves that should have been reported:
Proved Producing	925.22	1,012.50
Proved Behind Pipe	280.07	2,720.40
Proved Non-Producing	211.70	—
	1,416.99	3,732.90

CREST Engineering Services, Inc.

January 6, 2009

Mr. Kris Hartmann

HKN, Inc.

23501 Cinco Ranch Blvd., Suite G270

Katy, Texas 77494

Re:	Evaluation of Proved Reserves attributable to HKN, Inc. in Main Pass 35 Field,
Plaquemines Parish, Louisiana as of December 31, 2008

Mr. Hartmann:

At your request we have estimated the proved reserves attributable to HKN, Inc. in Main Pass 35 Field, Plaquemines Parish, Louisiana.

A summary of the results of our evaluation are as follows:

Estimated Net Reserves

And Future Cash Flows

As of December 31, 2008

Reserve	Net Reserves		Net	Discounted
Category	Oil, mbbl	Gas, Mcf	Revenue, m$	Revenue, m$

Proved
Producing	838	0	-4,071	377
Behind Pipe	137	0	2,245	1,280
Non-Producing	211	0	6,754	4,954
Undeveloped	31	471	1,325	555
Total Proved	1,218	471	6,254	7,169

Total Reserves	1,218	471	6,254	7,169

218 N. College St.	(903) 534-5829
Tyler, Texas 75702	fax (903) 642-0055

The discounted cash flows summarized in the above table are calculated using a discount rate of 10 percent per annum. Reserves are classified according to the Petroleum Reserve Definitions approved by the Security and Exchange Commission. A copy of these classifications has been included as part of this report.

Future net cash flow as presented in this report are defined as the future cash inflows attributable to the evaluated interest less expenses for operating, taxes, transportation and future capital expenditures. This evaluation does not include any state or federal income tax. Future cost of abandonment has not been incorporated into this evaluation, nor has any expenditures for environmental remediation been considered.

Prices and Expenses

This evaluation was prepared using an index price of $44.60/bbl and $5.62/MMBTU which was the price reported in the Wall Street Journal for December 31, 2008. These index prices were assumed to represent the prices received for NYMEX - (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing.

Expenses were based on actual expenses incurred during the 12 month period ending September 30, 2008 as depicted in lease operating statements provided by HKN, Inc. The expenses were reviewed, and no adjustments were made except for the removal of insurance and overhead expenses. The operating expenses were held constant for the life of the reserves.

Methodology

Reserve estimates for producing wells were estimated using decline curve analysis where production trends have been established. When trends were not established, reserves were estimated based on volumetric calculations supported by analogies to similar completions in the fields. The reserves reported herein are approximations based on engineering calculation, but should not be construed as exact quantities.

In conducting this evaluation, we relied upon information provided by HKN, Inc. and third party data providing services. No independent well test, inspections, title reviews or financial audits were conducted as part of this evaluation. Information such as ownership, lease operating expenses, product prices, accounting and production imbalances were accepted as reported by HKN, Inc.

CREST Engineering Services, Inc.	(903) 534-5829
Tyler, Texas	fax (903) 642-0055

Engineering data used to support this evaluation is available for review in our offices with the approval of HKN, Inc.

Sincerely,

[SEAL]

/s/ W. Waterson Calhoun,

W. Waterson Calhoun, PE
Texas Registration #80166
CREST Engineering Services, Inc,

Collarini Associates
11111 Richmond Avenue, Suite 126
Houston, Texas 77082
Tel. (832) 251-0160
Fax (832) 251-0157
www.collarini.com

January 19, 2009

Mr. Kris Hartmann

HKN, Inc.

23501 Cinco Ranch Blvd., Suite G270

Katy, TX 77494

Dear Mr. Hartmann:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of January 1, 2009, to the interest of HKN, Inc. (HKN) in and related to certain oil and gas properties located onshore and offshore Texas and Louisiana. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S — X issued by the Securities and Exchange Commission in November 1988. Estimates of probable and possible reserves and the future revenue therefrom are not required by Regulation S - X, but are included herein at your request.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to HKN’s interest, as of January 1, 2009 to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve Category	Oil (MBO)	Gas (MMCF)	Undiscounted	Present Worth at 10%
Proved
Producing	87	1,013	5,320	5,008
Behind Pipe	142	2,720	16,409	10,997
Undeveloped	11	10	153	85
Total Proved	240	3,743	21,883	16,090

Probable*
Incremental Producing	6	124	837	596
Shut-In	0	6	26	24
Behind Pipe	55	209	2,512	509
Total Probable	61	339	3,374	1,130

Possible*	253	909	8,033	4,640

* Probable and possible reserves have not been discounted for the risk associated with future recovery. See reserve definitions following this letter.

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S - X. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves.

Oil and gas prices used in this report are index prices of $44.60/bbl and $5.62/MMBtu, which was the price reported in the Wall Street journal for December 31, 2008. These index prices were assumed to represent the prices received for NYMEX (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing.

Operating costs are based on actual expenses, as provided by HKN. These current expenses are held constant through the life of the property. These costs include processing fees where applicable.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from HKN and from sources which provide publicly accessible data and are considered accurate.

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,

COLLARINI ASSOCIATES

/s/ Mitch Reece

Mitch Reece, P.E.

President

MCR/tlk

Exhibit B

Accounting for the Put and Call Options in the BWI Exchange Agreement

In order to determine how the put/call options issued in the BWI Exchange Agreement was accounted for in HKN’s financial statements, the following guidance was reviewed:

•                  ASC 815, Derivatives and Hedging

•                  ASC 480, Distinguishing Liabilities from Equity

ASC 815

Per ASC 815-10-15-83, a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Based on the above guidance, the contract does not meet the criteria of a derivative. See evaluation discussion below:

•                  Within the Exchange Agreement, the put and call option provisions contain an underlying, which is the fair value of the additional 30.5% BWI interest we would receive. In addition, the provisions contain fixed notional amounts of 725,000 HKN common shares to be exchanged for a specified amount of BWI’s common units that would constitute an additional 30.5% ownership in BWI.

•                  However, the Exchange Agreement does require an initial investment unrelated to the put and call options. The contract states that HKN will purchase from the Sellers 19.5% of BWI’s common units outstanding in exchange for 1,000,000 HKN common shares.

•                  The agreements do not allow net settlement.  In addition, because BWI is a closely held, private company, this investment would not be readily convertible or settled in cash.

Therefore, the contract does not meet all of the criteria above to meet the definition of a derivative per ASC 815-10-15-83.

In addition to ASC 815-10-15-83, ASC 815-15  was evaluated to determine if the put and call options met the criteria for an embedded derivative within the Exchange Agreement. Per ASC 815-15, contracts that do not in their entirety meet the definition of a derivative instrument (as described above in ASC 815-10-15-83) may contain “embedded” derivative instruments- implicit or explicit terms that affect the value of other exchanges required by the contract in a manner similar to a derivative instrument. “The effect of embedding a derivative instrument in another type of contract (“the host contract”) is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings.” In addition, an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative under ASC 815-15-21-1 if all of the following apply:

a.              The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics of the host contract.

b.              The contact (“hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under other applicable GAAP.

c.               A separate instrument with the same terms as the embedded derivative instrument would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of ASC 815-10. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) This criteria is not met if an instrument with the same terms as the embedded derivative instrument would be classified as a liability (or asset) under ASC 480.

Based on the above guidance related to accounting for an embedded derivative under ASC 815, HKN first evaluated if the put and call options as a separate instrument would meet the definition of a derivative instrument. Based on this evaluation, the put and call options would not be an embedded derivative that should be separated from the host contract based on the following:

•                  As mentioned above, the put and call option provisions contain an underlying, which is the fair value of the additional 30.5% BWI interest we would receive. In addition, the provisions contain fixed notional amounts of 725,000 HKN common shares to be exchanged for a specified amount of BWI’s common units that would constitute an additional 30.5% ownership in BWI.

•                  These options would not require an initial investment related to the put and call options.

•                  The agreements do not allow net settlement.  In addition, because BWI is a closely held, private company, this investment would not be readily convertible or settled in cash.

Therefore, the put and call options as a standalone instrument also do not meet the criteria of an embedded derivative. We will now evaluate ASC 480 to determine if these options should be recorded as an asset or liability in accordance with the codification.

ASC 480

ASC 480 requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

• A financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

• A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

• A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

a. A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares

b. Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares

c. Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Based on the guidance above, the put and call options do not meet any of the descriptions of the instruments above and thus HKN should not classify the put and call options as a liability under ASC 480. See our evaluation below:

•                  The put and call options are not mandatorily redeemable. They are only exercisable if certain conditions are met and upon those conditions, the decision to exercise the options are not mandatory.

2

•                  The put and call options are not settled by transferring assets (that is physically or net cash settled). Instead, the options can only be settled by exchanging HKN common shares for BWI common units.

•                  The number of HKN common shares and BWI common units to be exchanged upon exercising the options is fixed within the Exchange Agreement.

Conclusion

Based on the evaluation above, HKN determined that the put and call options are not derivative instruments under ASC 815, nor are they a liability under ASC 480.

We have reviewed the recent accounting guidance in the current year and noted that have been no additional changes to the guidance that would change our original accounting conclusions.

3